UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Cascade Financial Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
147272108
(CUSIP Number)
Mr. Craig G. Skotdal
2707 Colby Avenue, Suite 1200
Everett, WA 98201
(425) 252-5400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 27, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	147272108

1	NAMES OF REPORTING PERSONS Craig G. Skotdal

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		1,144,535 (9.4%)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (0%)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		384,507 (3.2%)

WITH	10	SHARED DISPOSITIVE POWER

0 (0%)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,144,535

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	147272108

1	NAMES OF REPORTING PERSONS Andrew P. Skotdal

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0 (0%)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (0%)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		357,571 (2.9%)

WITH	10	SHARED DISPOSITIVE POWER

0 (0%)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

357,571

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	147272108

1	NAMES OF REPORTING PERSONS Skotdal Quality Investments, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Washington (See Item 2 for More Information)

	7	SOLE VOTING POWER

NUMBER OF		0 (0%)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (0%)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		291,365 (2.4%)

WITH	10	SHARED DISPOSITIVE POWER

0 (0%)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

291,365

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	147272108

1	NAMES OF REPORTING PERSONS Skotdal Enterprises, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Washington (See Item 2 for More Information)

	7	SOLE VOTING POWER

NUMBER OF		0 (0%)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (0%)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		60,000 (0.5%)

WITH	10	SHARED DISPOSITIVE POWER

0 (0%)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

60,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	147272108

1	NAMES OF REPORTING PERSONS Arthur & Marianne Skotdal Revocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

N/A (See Item 2 for More Information)

	7	SOLE VOTING POWER

NUMBER OF		0 (0%)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (0%)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		51,091 (0.4%)

WITH	10	SHARED DISPOSITIVE POWER

0 (0%)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

51,091

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	147272108

1	NAMES OF REPORTING PERSONS Arthur W. Skotdal

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0 (0%)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (0%)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (0%)

WITH	10	SHARED DISPOSITIVE POWER

51,091 (0.4%)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

51,091

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	147272108

1	NAMES OF REPORTING PERSONS Dwayne R. Lane

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0 (0%)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		95,848 (0.8%)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (0%)

WITH	10	SHARED DISPOSITIVE POWER

95,848 (0.8%)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

95,848

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	147272108

1	NAMES OF REPORTING PERSONS Thomas H. Rainville

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		115,303 (1.0%)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,721 (0.1%)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (0%)

WITH	10	SHARED DISPOSITIVE POWER

141,211 (1.2%)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

141,211

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	147272108

1	NAMES OF REPORTING PERSONS Christian H. Sievers

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0 (0%)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,875 (0.1%)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (0%)

WITH	10	SHARED DISPOSITIVE POWER

6,875 (0.1%)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,875

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	147272108

1	NAMES OF REPORTING PERSONS Arnold R. Hofmann

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		1,742 (0.0%)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,677 (0.1%)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,742 (0.0%)

WITH	10	SHARED DISPOSITIVE POWER

10,677 (0.1%)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,419

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	147272108
The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth.
Item 4. Purpose of Transaction.
Item 4 is hereby amended to add the following:
As more fully discussed in the amended Item 6, below, on April 27, 2010 the Reporting Persons entered into a Settlement Agreement with the Issuer, Cascade Financial Corporation (“Cascade”). Under the terms of the Settlement Agreement, the Reporting Persons agreed to withdraw their “Nomination Letter” dated February 23, 2010 which was previously filed as an exhibit to the Reporting Persons’ Schedule 13D, and the Reporting Persons agreed otherwise to terminate any intention of soliciting proxies with respect to the Issuer’s upcoming annual meeting. A copy of the Withdrawal of Nomination Letter is filed as an exhibit hereto and is incorporated herein by reference.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby amended to add the following:
Under the terms of the April 27, 2010 Settlement Agreement among the Reporting Persons and the Issuer, Cascade will expand the size of its board of directors and the size of the board of directors of its wholly owned subsidiary, Cascade Bank, from 12 to 15 directors, and the respective boards will appoint the individuals recommended by the Reporting Persons to fill the three new seats on each board subject to obtaining regulatory approval of the proposed new directors. The proposed new directors recommended by the Reporting Persons are Arnold R. Hofmann, Christian H. Sievers and Thomas H. Rainville. The Settlement Agreement further provides, among other things, that the Reporting Persons will support the Issuer’s other nominees for election to the board at Cascade’s upcoming annual meeting, will support a proposal to amend the Issuer’s Articles of Incorporation to increase the number of authorized shares of common stock, will support Cascade’s efforts to raise capital, and will refrain from certain other actions during the “Standstill Period,” all as described in the Settlement Agreement.
The foregoing description of the Settlement Agreement is not complete and is qualified in its entirety by reference to its full text. A copy of the Settlement Agreement is filed as an exhibit hereto and is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits.
Item 7 is hereby amended to add the following:
99.1	Withdrawal of Nomination Letter to the Board of Directors of Cascade Financial Corporation dated April 29, 2010

99.2	Settlement Agreement dated April 27, 2010 by and among Cascade Financial Corporation and the Shareholder Group

CUSIP No.	147272108
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 29, 2010		/s/ Craig G. Skotdal
Craig G. Skotdal

April 29, 2010		/s/ Dwayne R. Lane
Dwayne R. Lane

April 29, 2010		/s/ Thomas H. Rainville
Thomas H. Rainville

April 29, 2010		/s/ Christian H. Sievers
Christian H. Sievers

April 29, 2010		/s/ Arnold R. Hofmann
Arnold R. Hofmann

April 29, 2010		/s/ Arthur W. Skotdal
Arthur W. Skotdal

April 29, 2010		/s/ Andrew P. Skotdal
Andrew P. Skotdal

April 29, 2010		Skotdal Quality Investments, L.L.C.
	by	/s/ Craig Skotdal
Craig Skotdal, Manager

April 29, 2010		Skotdal Enterprises, Inc.
	by	/s/ Craig G. Skotdal
Craig G. Skotdal, President

April 29, 2010		Arthur & Marianne Skotdal Revocable Living Trust
	by	/s/ Craig G. Skotdal
Craig G. Skotdal, Trustee